02036765

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSING SECTION
RECEIVED
MAY 14 2002
155
SEC MAIL
WASH. D.C.

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2002
(May 13, 2002)

PROCESSED
MAY 24 2002
THOMSON P
FINANCIAL

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This Special Report is incorporated by reference in the prospectus contained in Registration Statement No. 333-08246 filed by the Registrant under the Securities Act of 1933.

Exhibit Index Begins on Page 4

Annexed hereto as Exhibit A is a press release of British Sky Broadcasting Group plc dated May 13, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: May 13, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit A

sky

press release

13 May 2002

BRITISH SKY BROADCASTING GROUP PLC

EXERCISE OF KIRCHPAYTV PUT OPTION

BSkyB (the "Group") has today exercised its put option to transfer the Group's 22 per cent equity interest in KirchPayTV to Taurus Holding (formerly known as Kirch Holding). Certain circumstances have occurred which have enabled the Group to exercise the put option.

It should be noted, however, that if the current liquidity issues of Taurus Holding are not adequately resolved, the Group believes that it is unlikely to receive a significant amount, if any amount, as a result of its exercise of the put option. The completion of the transfer of the Group's interest in KirchPayTV to Taurus Holding is subject to clearance from relevant competition authorities.

Notes to Editors

1. The Group's put option is exercisable from 1 October 2002, or earlier in certain circumstances, if no initial public offering of KirchPayTV has occurred before such date.
2. On 8 May 2002 KirchPayTV GmbH & Co. KGaA filed for insolvency due to illiquidity and over-indebtedness.
3. In the Group's Interim Results Statement published on 8 February 2002 the Group announced that as at 31 December 2001, following an impairment review, the carrying value of its investment in KirchPayTV had been written down to nil.

Enquiries:

Analysts / Investors

Neil Chugani	Tel: 020 7705 3637
Andrew Griffith	Tel: 020 7705 3118

Press

Julian Eccles	Tel: 020 7705 3267
Robert Fraser	Tel: 020 7705 3036

British Sky Broadcasting Ltd · Grant Way · Isleworth · Middlesex TW7 5QD
T 0870 240 3000 · F 0870 240 3060
sky.com

Registered in England No.2300991 VAT registered No.440 6274 67

To access previous press releases visit sky.com/corporate/press